SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

Form U-12(I)-B (Three-Year Statement)
Three-Year period ending 2000

STATEMENT PURSUANT TO SECTION 12(i) OF PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 BY A PERSON REGULARLY EMPLOYED OR RETAINED BY A REGISTERED HOLDING COMPANY OR A SUBSIDIARY THEREOF AND WHOSE EMPLOYMENT CONTEMPLATES
ONLY ROUTINE EXPENSES AS SPECIFIED IN RULE U-71(b).

1.  Name and Business address of person filing statement.

    Kevin A. Kirby
    750 West Center Street, P.O. Box 543
    West Bridgewater, Massachusetts

2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule U-71. None.

3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.

     EUA Service Corporation               Eastern Edison Company
     Blackstone Valley Electric Company    EUA Energy Services, Inc.
     Newport Electric Corporation          Montaup Electric Company
     EUA Ocean State Corporation

4. Position or relationship in which the undersigned is employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in each such position or relationship.

     Director and Vice President of EUA Service Corporation, EUA Energy
        Services, Inc., Montaup Electric Company and EUA Ocean State Corporation Vice President of Blackstone Valley Electric Company, Newport Electric
        Corporation and Eastern Edison Company.

5. (a) Compensation received during the current year and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3.
     (Use column (a) as supplementary statement only).



                  !Salary or other compensations !Person or company from whom
                  !                              !received or to be received
Name of recipient ! Received    ! to be received !
                  !    (a)      !      (b)       !
Kevin A. Kirby    ! $219,582.90 ! $472,652.19    !EUA Service Corporation
     (b)  Basis for compensation if other than salary.

6. (To be answered in supplementary statement only. See instructions.) Expenses incurred by the undersigned or any person named in Item 2, above, during the calendar year in connection with the activities described in
      Item 4, above, and the source or sources of reimbursement for same.

(a) Total amount of routine expenses charged to client: $     None
(b)  Itemized list of all other expenses:


Date           January 22, 1999    (Signed)  /s/Kevin A. Kirby
                                                Kevin A. Kirby